

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 8, 2008

Mr. G. Rowland Carey
President, Chief Executive Officer
USA Superior Energy Holdings, Inc.
1726 Augusta Drive, Suite 105
Houston, TX 77057

> **Re:** **USA Superior Energy Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 0-52405**

Dear Mr. Carey:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief